Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

July 8, 2020

FILED AS EDGAR CORRESPONDENCE

Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-2 for Delaware Wilshire Private Markets Fund (File No. 811-23561) and Delaware Wilshire Private Markets Tender Fund (File No. 811-23562)

Dear Ms. Hahn:

On behalf of our clients, Delaware Wilshire Private Markets Fund (the “Auction Fund”) and Delaware Wilshire Private Markets Tender Fund (the “Tender Offer Fund,” and, together with the Auction Fund, the “Funds,” and each, a “Fund”), this letter responds to your comments on the Funds’ initial Registration Statements on Form N-2 (each, a “Registration Statement,” and together, the “Registration Statements”), which you provided via letter to me on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Registration Statements were filed with the SEC on April 14, 2020 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Summaries of your comments and our responses thereto on behalf of the Funds are provided below. Please note that for organizational purposes, we have divided certain of your numbered comments that contain more than one comment into subdivisions (e.g.,“(a),” “(b),” “(c),” etc.). Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Funds’ prospectus (the “Prospectus”) and/or Statement of Additional Information (the “SAI”) included as part of the Registration Statements.

General Comments

1.	Comment. The registration statement discloses that in the event that the Board of Trustees elects to make the Auction Fund shares available to be sold in the Nasdaq Private Market auction process, the Board of Trustees and the Advisers will comply with applicable restrictions as required by federal securities laws, rules, and regulations, and an exemptive order received by the Nasdaq Private Market from the Securities and Exchange Commission that grants a limited exemption from Rule 102 of Regulation M (“NPM order”). The NPM order permits the Tender Offer Fund to conduct tender offers for its securities during the applicable restricted period even though periodic auctions in the securities of the related Auction Fund will also be conducted on the Nasdaq Private Market platform.

Morgan, Lewis & Bockius llp
1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Jaea Hahn, Esq.

July 8, 2020

Please confirm that any tender offers made by the Tender Offer Fund will comply with Rule 13e-4 under the Securities Exchange Act and the conditions set forth in the NPM order.

Response. The Tender Offer Fund confirms that any tender offers made by the Tender Offer Fund will comply with Rule 13e-4 under the Securities Exchange Act and the conditions set forth in the NPM order.

2.	Comment. We note that prospectuses for the Feeder Funds and the exemptive applications filed contemplate that the Master Fund will be a registered investment company. Supplementally, please discuss the timing for filing the Master Fund registration statement.

Response. The Master Fund anticipates filing its registration statement after the filing of Amendment No. 1, but before the filing of Amendment No. 2, to each Fund’s Registration Statement.

3.	Comment. Please represent to the staff that the Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments and provide a general explanation as to how the Fund will provide such cover.

Response. The Sub-Adviser has represented to the Trusts that it reasonably believes that the Master Fund’s assets will provide the Master Fund with adequate cover to satisfy all of its unfunded investment commitments. The Master Fund intends to maintain a sufficient level of liquidity within its portfolio based on funds provided by Shareholders through their investments into the Auction Fund and Tender Offer Fund. In the event that additional liquidity is required to satisfy unfunded investment commitments, the Master Fund is authorized to borrow money through a secured revolving line of credit.

4.	Comment. Several pages of the registration statement contain brackets for missing disclosure. Please ensure that all missing information is included in a pre-effective amendment responding to these comments.

Response. Each Fund notes that its Registration Statement is automatically effective upon filing and thus confirms that all missing disclosure will be included in an amendment, rather than a pre-effective amendment, thereto.

5.	Comment. We note that the Master Fund has filed two exemptive applications, one for multiclass relief and the other for co-investment relief, as described on pages 4 and 21. Supplementally, please discuss the timing of exemptive relief requested. Where appropriate, please clarify that the issuance of any additional share classes will be subject to obtaining an exemptive order from the Commission (e.g., in the Description of Capital Structure and Shares on page 24).

Response. The Funds do not require the requested exemptive relief in order to commence investment operations and anticipate commencing investment operations in advance of receiving such relief. Additionally, the Funds have added the disclosure requested by this Comment under the heading “Description of Capital Structure and Shares.”

Jaea Hahn, Esq.

July 8, 2020

6.	Comment. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response. Each Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

Legal Comments

Cover Page

7.	Comment. Please add the following disclosure to the cover page of the prospectus: (a) the Fund’s shares will not be listed on a public exchange. Investors will not be able to sell their shares in the first year of the Fund’s operations. After this period, investors will only have limited liquidity options. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe; (b) the amount of distributions that the Fund may pay, if any, is uncertain; (c) the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings and amounts from the Fund’s affiliates that are subject to repayment by investors; and (d) please add a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Response. (a) The requested change has been made. (b) The Funds do not believe that the Registration Statements indicate that investors should invest in the Funds because of a particular distribution strategy or otherwise because of the frequency of its distributions. Accordingly, the Funds respectfully decline to make the change requested by this subpart. (c) The Funds have no present intentions to make distributions other than from available capital (including from borrowings or amounts from affiliates that are subject to repayment by investors). Accordingly, the Funds respectfully decline to make the change requested by this subpart. (d) The Funds do not utilize a leveraged capital structure. Accordingly, the Funds respectfully decline to make the change requested by this subpart.

Summary of Terms

Purchase, Exchange and Repurchases of Shares, p. 4

8.	Comment. Please discuss any applicable conditions governing purchase, exchange and repurchases of shares. For example, will an Auction Fund Shareholder have to wait to exchange Auction Fund Shares for Tender Offer Shares?

Response. The requested changes have been made.

9.	Comment. We note that the Adviser and Sub-Adviser currently intend to recommend that each annual repurchase be limited to no more than 5% of the Master Fund. Supplementally, please clarify whether the 5% limitation on repurchases is being set so the funds may rely on the Commission Guidance on Mini-Tender Offers (Release 34-43069 and IC-24564) (July 31, 2000) which would permit the Fund to avoid the filing, disclosure and procedural requirements of Section 14(d) of the Securities Exchange Act of 1934 (“Exchange Act”) and Regulation 14D thereunder.

Jaea Hahn, Esq.

July 8, 2020

Response. The Funds confirm that the 5% repurchase amount was selected based on the liquidity profile of the Funds’ portfolios and the anticipated liquidity preferences of the Funds’ investor base, and not in order to be able to utilize mini-tender offers.

Investment Strategy, pp. 6-9

10.	Comment. On page 6, you state the Master Fund’s portfolio may consist of “private real estate assets.” Please tell us what form such investments will take (i.e., private oil and gas funds, private commodity pools, private investment companies such as private equity funds or hedge funds). Please briefly describe these investments and any limit on the Master Fund’s holdings of these types of investments.

Response. The Master Fund primarily will invest in private equity funds to gain exposure to private real asset investments, which is disclosed under the heading “Investment Program – Portfolio Investments – Private Real Asset Investments” as follows: “The Master Fund’s investments in each of these market segments will typically be made through the acquisition of interests in Private Markets Investment Funds, or to a lesser extent, Direct Co-Investments, that employ one of three strategies: value added, opportunistic, and special situations.” The Master Fund may also invest in private real asset investments through Direct Co-Investments, and disclosure to this effect has been added. There are no limits on the Master Fund’s investments in private real asset investments other than those imposed by the 1940 Act, if any.

11.	Comment. In the paragraph below the Representative Portfolio Allocations Table on page 7, you state that the private markets allow investors to add value through “inefficiencies that accompany small private companies, new technologies, under-managed businesses, financial distress, fragmented industries, and new markets.” Please discuss these factors in greater detail in the prospectus; currently, they are only discussed briefly in certain risk factor sections.

Response. The requested change has been made.

Risk Premia Strategies, p. 9

12.	Comment. Please provide a plain English definition of “risk premia.”

Response. The Master Fund has determined not to utilize the risk premia strategy disclosed in its Registration Statement. Accordingly, all related disclosure has been removed from the Prospectus.

13.	Comment. You state that the Sub-Adviser expects to invest significantly in risk premia strategies such as total return swaps during and potentially beyond the Master Fund’s initial year of operations. Please consider highlighting this as a separate risk if such investments would potentially limit the Master Fund’s returns. Supplementally, please discuss the reasons for limiting portfolio investments; for example, is it to allow the Master Fund to test the waters or will it take the Sub-Adviser a year to identify and acquire suitable portfolio investments for the Master Fund?

Jaea Hahn, Esq.

July 8, 2020

Response. The Master Fund has determined not to utilize the risk premia strategy disclosed in its Registration Statement. Accordingly, all related disclosure has been removed from the Prospectus.

14.	Comment. If the Master Fund will derive returns principally from swaps in any year, please add a footnote to the fee table disclosing the costs of investing in those swaps. Please also state that embedded costs and operating expenses of the Master Fund are not included in either the fee table or expense example.

Response. The Master Fund has determined not to utilize the risk premia strategy disclosed in its Registration Statement. Accordingly, all related disclosure has been removed from the Prospectus.

Investment Risks, pp. 10-22

Other Fees and Expenses, p. 10

15.	Comment. Please explain the concepts of “carried interest,” “preferred return,” and “clawback” in plain English.

Response. The requested changes have been made.

Repurchase Risk, p. 11

16.	Comment. Please clarify that repurchases for Tender Offer Fund shares will also be limited to an annual repurchase of less than 5% of the Master Fund and may be subject to a repurchase fee.

Response. The requested changes have been made.

17.	Comment. As noted in Guidelines for Form N-2, Guide 2, if the Funds intend to incur debt to finance a share repurchase, please disclose the maximum amount of debt, the restrictions imposed by the Investment Company Act on leverage, and the attendant risks of leveraging.

Response. The requested changes have been made.

18.	Comment. Please disclose any adverse tax consequences to a shareholder that may arise as a result of a tender offer. We note that the discussion beginning on page 104 suggests that a tendering shareholder may be paid in cash or in-kind, or a combination of both. If accurate, please disclose any risks related to a receipt of in-kind assets in a tender offer.

Response. In the unlikely event that in-kind assets are used to satisfy a tender of Fund Shares, such in-kind assets generally would consist of assets held by a Private Markets Investment Fund and not interests in the Private Markets Investment Funds. A Shareholder’s receipt of such in-kind assets in exchange for Fund Shares in connection with a tender offer generally will have the same tax consequences as the Shareholder’s receipt of cash in exchange for Fund Shares with the expectation that such in-kind assets will be stock in domestic corporate entities for U.S. federal income tax purposes. Accordingly, no disclosure has been added in response to this Comment.

Jaea Hahn, Esq.

July 8, 2020

Risk of Faster Drawdown of Capital Commitments, p. 16

19.	Comment. Please clarify the risk to the Fund of a faster drawdown of capital commitments. We note the risk is identified in the summary, but not discussed in greater detail in the prospectus.

Response. During the time since the Registration Statement was filed, the Funds determined to remove this risk from the Prospectus.

Currency Hedging, p. 21

20.	Comment. In the first sentence, please provide a plain English definition of “currency premia.”

Response. Each Fund has determined not to utilize the currency premia strategy disclosed in its Registration Statement. Accordingly, all related disclosure has been removed from the Prospectus.

Derivatives Transactions, p. 21

21.	Comment. Please clarify whether the risks described in this section are related to swaps in particular, or derivatives generally. The disclosure suggests that swaps will be used for hedging, but we note that during the first year of operation, the Master Fund will hold no portfolio securities and may invest significantly in total return swaps.

Response. All disclosure relating to derivatives has been removed because each Fund has determined not to utilize the risk premia strategy disclosed in its Registration Statement.

Investment Program, pp. 30-36

22.	Comment. The Feeder Funds’ names include “Private Markets.” Please include an 80% investment policy as part of the Fund’s investment strategies in accordance with Rule 35d-1 under the Investment Company Act.

Response. The Feeder Funds believe that the term “Private Markets” connotes an investment strategy rather than a particular type of investment and thus is not governed by Rule 35d-1. Nevertheless, the Feeder Funds have included an 80% investment policy under the heading “Investment Program – Portfolio Investments” in response to this Comment.

23.	Comment. In the discussion of Portfolio Investments on page 30, the first sentence of the first paragraph states that the Sub-Adviser will invest the Master Fund’s assets primarily in a diverse portfolio; however, the discussion of the Funds states that the Master Fund is non-diversified. Please reconcile.

Response. The referenced disclosure is intended to disclose that the Sub-Adviser will invest the Master Fund’s assets principally across different classes of Portfolio Investments (i.e., Primary Fund Investments, Secondary Fund Investments and Direct Co-Investments) and investment strategies utilized by the Primary Fund Investments and Secondary Fund Investments (i.e., private equity, private credit private real assets and alternative yield). Each Fund believes that it can be classified as non-diversified under the technical definition provided in the 1940 Act but at the same time invest in or be exposed to what reasonably can be considered a diversified portfolio. Notwithstanding the foregoing, the Funds have determined to change the reference noted in the Comment from “diversified” to “diverse” in response to this Comment.

Jaea Hahn, Esq.

July 8, 2020

24.	Comment. Please briefly describe the Fund’s fundamental policies that cannot be changed without a shareholder vote. We note these currently appear only in the SAI. See Item 8.2 of Form N-2.

Response. The Prospectus currently discloses under the heading “Investment Program – Investment Objective” that each Fund’s investment objective is non-fundamental and may be changed without shareholder approval. In response to this Comment, the following disclosure has been added under the heading “Investment Program – Portfolio Investments”:

“Each Fund’s investment strategies are non-fundamental and may be changed without Shareholder approval. For a complete description of each Fund’s fundamental policies, see ‘Investment Objectives and Restrictions - Fundamental Investment Restrictions’ in the SAI.”

The Funds believe that this disclosure is responsive to Item 8.2 of Form N-2.

Types of Investments and Related Risks, pp. 36-89

25.	Comment. We note the Master Fund may hold floating rate debt instruments. Please provide risk disclosure on how the transition from the London Interbank Offered Rate (“LIBOR”) could affect the Fund’s investments, or explain to us why disclosure in not appropriate. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity and the value of those investments?

Response. The requested change has been made.

Private Real Estate Assets, p. 31

26.	Comment. Please clarify whether the Master Fund will hold physical real estate assets.

Response. The requested change has been made.

27.	Comment. You state that Investments will predominantly include control of an asset or company. Please describe the form of such control (e.g., equity ownership or partnership interests).

Response. The requested change has been made.

Jaea Hahn, Esq.

July 8, 2020

Alternative Yield Investments, p. 32

28.	Comment. Will the income stream from intangible assets be considered income from securities for purposes of the Fund qualifying as a regulated investment company under subchapter M of the IRC?

Response. The income stream from intangible assets is unlikely to be considered income from securities qualifying under the qualifying income test.

29.	Comment. Will the Sub-Adviser limit the Master Fund’s investments in instruments that generate non-qualifying income?

Response. The Fund may invest in instruments that generate non-qualifying income. However, the Sub-Adviser will only invest in such instruments to the extent consistent with qualifying as regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

Leverage, p. 41

30.	Comment. Please revise the disclosure to include those risk factors set forth in Guide 6 to Form N-2.

Response. The Funds issue common stock and do not issue a senior class of security. Therefore, the Funds do not believe that the risk factors set forth in Guide 6 to Form N-2 are appropriate for the Prospectus and respectfully decline to make the requested change.

Foreign Investments, p. 42

31.	Comment. If the Master Fund intends to invest 10% or more of its assets in foreign securities that are not publicly traded in the United States, please review and revise the disclosure to include those risk factors set forth in Guide 9 to Form N-2.

Response. The requested changes have been made.

Emerging Markets, p. 43

32.	Comment. Please disclose the method by which the Fund will determine whether a country is an emerging market. One method could be the country’s inclusion in an independent third party list of emerging countries, such as those maintained by the World Bank and IMF, or lists used by index providers such as FTSE, MSCI, or S&P.

Response. The requested change has been made.

Tax Risks, pp. 48-49

33.	Comment. We note the disclosure that the Master Fund may invest in a controlled foreign corporation (“CFC”). If so, please add the following disclosure: (a) disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC; (b) disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined; (c) disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC; (d) disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC; (e) confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund; and (f) confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Jaea Hahn, Esq.

July 8, 2020

Response. The Master Fund has no present intention of investing in a CFC, and no CFC has been created at this time in anticipation of such investment. Rather, the referenced disclosure is intended to notify investors of the Master Fund’s ability to invest in a CFC. Given that construct, the Funds have added the disclosure requested in subpart (a) of this Comment. The Funds will address the remaining subparts if a determination is made to invest in a CFC.

General Risks Related to Investments in Private Debt and Alternative Yield Investments, pp. 51-65

High Yield Bonds, p. 52

34.	Comment. Please refer to high yield securities as “junk bonds”.

Response. The requested change has been made.

Repurchase and Transfer of Shares, pp. 105-110

35.	Comment. Supplementally, please provide an analysis of whether the promissory note will create a senior security because it could have a leveraging effect on the Master Fund’s portfolio. Please address whether the Tender Offer Fund prospectus should include a senior security table, and explain how the Fund will account for the issuance of the promissory note (e.g., as a senior security or contra equity).

Response. The intent of the promissory note is to inform each applicable investor in writing that the investor’s request to participate in the repurchase offer was accepted and to provide the investor with details on the timing of when to expect repurchase proceeds. The Funds do not believe the issuance of Promissory Notes creates a senior security and further refer the Staff to the following disclosure included under the heading “Repurchase and Transfer of Shares – Repurchase of Shares”: “Upon its acceptance of tendered Shares for repurchase, the Tender Offer Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in Private Market Investment Funds that the Tender Offer Fund has requested be redeemed (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares.” The Funds also note that their use of Promissory Notes is consistent with, and disclosed materially similarly to, the use of promissory notes by other closed end funds with similar investment strategies. Accordingly, the Funds do not believe that use of promissory notes create a senior security or that the Prospectus should include a senior security table.

Jaea Hahn, Esq.

July 8, 2020

36.	Comment. We note that the promissory note will provide for two payments to a shareholder who tenders Tender Offer Fund shares in a repurchase offer. One payment will occur approximately 15 days after the Repurchase Date. However, the second payment for approximately 5% of the estimated aggregate value of the tendered shares will not be paid until 60 days after the audit at the end of the Fund’s fiscal year; this could delay payment of the second payment for up to 14 months. Please add a risk factor discussing the potential delay which is permitted by rule 13e-4 under the Exchange Act.

Response. The requested change has been made.

37.	Comment. Please replace the last bullet point on page 109 (“it would be in the best interest of the Fund...”) with language stating that involuntary redemptions will be conducted consistent with rule 23c-2 under the Investment Company Act.

Response. Each Fund respectfully notes that the referenced provision exists for the protection of all Shareholders so that one Shareholder may not jeopardize the tax or other status of a Fund, and any action would be subject to the approval of the Board, a majority of which consists of independent Trustees. Any repurchase of Shares under this provision would be conducted either: (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of a Fund’s securities; (ii) pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder; or (iii) pursuant to Rule 23c-1(c), in which case a Fund would file an application with the SEC for an order under Section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a repurchase offer. Accordingly, the Funds respectfully decline to make the change requested in this Comment, but have added the phrase “and in accordance with applicable law” following “it would be in the best interest of the Fund.”

38.	Comment. We note the disclosure at the bottom of page 109 discussing the Adviser’s affiliate who will be providing seed capital and who may, as the Funds’ largest shareholder, if it chooses to tender shares, reduce the ability of other shareholders to tender their shares. Please consider disclosing this in the risk factors as well.

Response. The requested change has been made.

Accounting Comments

39.	Comment. Supplementally, please disclose the fiscal year end of the Funds. In addition, please clarify whether any different fiscal year ends for any private funds held by the Master Fund will affect the financial statements of the Master Fund.

Jaea Hahn, Esq.

July 8, 2020

Response. The fiscal year end of each Fund and the Master Fund is March 31. Each Fund and the Master Fund selected March 31 as its fiscal year end in order to minimize the possibility that any differences in fiscal years of the Fund and Master Fund and the Private Markets Investment Funds will affect the Fund’s and Master Fund’s financial statements. Accordingly, the Funds do not believe currently that any different fiscal year ends for any Private Markets Investment Funds held by the Master Fund should affect the financial statements of the Master Fund or the Funds.

Purchase, Exchange and Repurchases of Shares, p. 4

40.	Comment. Please clarify that the Fund may only sell Auction Fund shares at NAV.

Response. The Auction Fund notes that it will issue shares at NAV only to those investors that are not able to purchase shares in an auction at NAV or better. The Auction Fund has revised the disclosure under the heading “Purchase and Exchange of Shares” to clarify this point.

Timing of Investment Risk, p. 15

41.	Comment. Given that the Fund may purchase private market funds at discounts to NAV, please confirm that the Fund will follow ASC 820 guidance on “NAV as practical expedient” related to selling shares at a price other than NAV.

Response. The Funds confirm that the Funds will follow ASC 820 guidance on “NAV as practical expedient” related to selling shares at a price other than NAV.

Annual Expenses, p. 26

42.	Comment. Please disclose whether there are any other shareholder transaction expenses such as dividend reinvestment or account maintenance fees.

Response. The Funds confirm that all shareholder transaction expenses imposed directly by the Funds are disclosed.

43.	Comment. We note that the estimate of AFFE seems low in light of the Fund’s strategy. Supplementally, please discuss how this estimate was derived, given the Master Feeder will invest in private equity, hedge funds and other funds that generally have significantly higher expenses than estimated.

Response. The Funds believe that the AFFE estimate is appropriate based on the Funds’ investment strategies. The Funds’ estimates are based on the following assumptions: (i) $30 million in average daily net assets during the Funds’ first year of operations; (ii) investment of 100% of net assets in Private Markets Investment Funds; and (iii) the Private Markets Investment Funds charge an average fee of 1.30% of average daily net assets.

The Funds further note that Instruction 10.b to Item 3 of Form N-2, in relevant part, provides “Acquired Fund expenses do not include any expenses (i.e., performance fees) that are calculated solely upon the realization and/or distribution of gains, or the sum of the realization and/or distribution of gains and unrealized appreciation of assets distributed in-kind.”

Jaea Hahn, Esq.

July 8, 2020

Total Net Expenses, p. 26, footnote 3

44.	Comment. Please confirm the total annual net expenses. We note that the expenses for the institutional class would be 2.65% but are subject to an expense cap of 2.5% and 1.3% AFFE is excluded from the expense cap. Thus, the net fee should be 3.80%. If the 3.95% number in the fee table is correct, supplementally, please explain which estimated expenses are being excluded from the calculation of the expense cap.

Response. The Auction Fund confirms that its estimated Total Annual Net Expenses of 3.95% is correct, based on the estimates used to perform all fee table calculations. The Auction Fund notes that, as disclosed in footnote 3 of its fee table, its expense limitation agreement with the Adviser excludes “NASDAQ private market expenses” from the expense cap. Such expenses are expected to be 0.15%, which accounts for the difference noted in this Comment. The Tender Offer Funds confirms that it is not subject to NASDAQ private market expenses.

Exchanges from Auction Fund to Tender Offer Fund, p. 104

45.	Comment. Please clarify the accounting treatment if an investor exchanges Auction Fund shares for Tender Offer Fund shares. Will the exchange eliminate those Auction Fund shares or will the Tender Offer Fund have an investment in the Auction Fund?

Response. The Funds confirm that Shares of the Auction Fund will be eliminated and shares of the Tender Offer Fund will be created.

Financial Statements

46.	Comment. Please confirm in correspondence that the Fund will follow the requirements for restricted securities and include cost and acquisition date in the financial statements.

Response. The Funds confirm that the Funds will follow the requirements for restricted securities and include cost and acquisition date in the financial statements.

Statement of Additional Information

Fundamental Investment Restrictions, p. S-2

47.	Comment. With respect to the non-concentration policy, please add disclosure indicating that the Master Fund and its Adviser will consider the industry concentration of the Private Markets Investment Funds when determining compliance with its own non-concentration policy.

Response. The following disclosure has been added under the heading “Fundamental Investment Restrictions” in response to this Comment: (i) The Funds do not consider Private Markets Investment Funds to be investments in any single industry or group of industries. (ii) With respect to its policy on concentration, the Funds will use their reasonable best efforts to take into account the Private Markets Investment Funds’ focus on particular industries.

* * * * * * * * * * * *

Jaea Hahn, Esq.

July 8, 2020

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber